Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.

Commission File No.: 1-15062

Final Transcript

AT&T INC.: AT&T Call

October 22, 2016/7:00 p.m. CDT

SPEAKERS

Randall Stephenson – Chairman and CEO, AT&T

Jeff Bewkes – Chairman and CEO, Time Warner

Larry Solomon – Senior Vice President of Corporate Communications, AT&T

NEWS MEDIA

Matthew Garrahan – Financial Times

Roger Cheng – CNET

Scott Moritz – Bloomberg

Jessica Toonkel – Reuters

Joe Belbruno – the Hollywood Reporter

Keach Hagey – Wall Street Journal

Meg James – The Los Angeles Times

PRESENTATION

Moderator	Ladies and gentlemen, thank you for standing by and welcome to the AT&T/Time Warner acquisition. At this time, all lines are in a listen-only mode. Later, there will be an opportunity for your questions and instructions will be given at that time.

I will now turn the conference over to Larry Solomon, Senior Vice President of Corporate Communications at AT&T. Please go ahead, Sir.

L. Solomon	Good evening. Welcome, everyone. Thanks for joining us on a late Saturday night. Joining us are AT&T Chairman and CEO Randall Stephenson, and Time Warner Chairman and CEO Jeff Bewkes. Randall.

R. Stephenson	Thanks, Larry. Jeff is on the phone as well. I do appreciate everybody taking time on a Saturday evening to join us. I’m going to just make a few comments, and then what I will do is turn it over to Jeff and he can do the same.

When Jeff and I started talking, it became clear to us very quickly that we shared a very similar vision for what these two businesses were going to be able to do together. We talked about how we could shape the future of media in the communications industry, but more importantly, we talked about how we could deliver a very different video experience for our customers. We were starting, both of us, from a very basic premise; that regardless of how the media/telecom landscape evolved, we believe premium content was always going to win. And it has been true, when you think about the big screen, it has been true on the TV screen, and we are seeing that it is also true on the mobile screen.

Time Warner, we believe, is the global leader in premium content. They have really just terrific brands, like HBO and Warner Bros., obviously Turner. And with great content, we believe you can build a truly differentiated video service, and that’s why there is traditional TV or whether it’s over the top, and particularly mobile. So when you combine Time Warner’s content with our scale and distribution, along with our customer insights, we think you are going to have something really, really special for putting these two companies together. And I personally could not be more excited about what we’re about to do together.

With that, what I’ll do is hand it to Jeff to make a few comments and then we will take some questions.

J. Bewkes	Thanks, Randall. Thank you, everybody for joining us on a Saturday night.

From Time Warner’s side of this, we really think this is a great thing for us, we think it’s great for consumers, and we think it’s very good for our stockholders. Why did we come to this from our side?

We look at AT&T, it’s a unique company in terms of its capabilities, and joining forces with them is not just an excellent outcome for our shareholders, but it’s also a stark, we think, I don’t think anyone is going to have a combination of capabilities like AT&T/Time Warner. I think it’s going to accelerate the evolution of both of our businesses and it’s going to make our content that we are creating and distributing even more engaging, and I think more valuable for people and easier to use, easier to find, easier to fit into their lives. So, over the past several years, we have made a fair amount of progress in taking our leading brands, whether it be HBO or CNN or Harry Potter or the DC [ph] brand, and all of the individual pieces of content that we have, everywhere we’ve tried to put it on demand, we’ve tried to put it in every kind of package. So whether it’s the movies and all the ways that movies get to you, whether it’s television series from Warner’s or whether it’s picking an original show from HBO or Turner, or if you think of the many brands like CNN, Cartoon Network, we want our audiences to be able to access them wherever they are, whenever they want to. We want to make it easier for them to search and find what they’re looking for. And we want to be able to use, and we’ve been trying to do this, I think you all know this, to evolve the existing ecosystem that audiences have used to watch television. But also, to move into new capabilities in terms of the way people can access video and go beyond traditional business models.

So, we think AT&T allows us tremendous capabilities that we don’t have on our own to do that. And if you just think of AT&T’s more than 100 million television, mobile and broadband subs; when you think of their direct consumer relationships; if you then think of the kinds of networks and products, individual shows war movies that we have, and the ability that the two of us have together to now attract and get people to find what they want and engage with them, we just think this is a unique combination.

We do also think, if you think of the culture and the histories and values of our companies, that they fit together very well culturally, we have very similar — even though it may not appear that way on the surface — of history, for example. I mean AT&T has this long history of innovation going back to Alexander Graham Bell and the creation of the telephone. Ours goes all the way back to either the first feature films with sound at Warner Bros. and with viewer supported, not ad supported, video that HBO, that they invented 24 hour news at CNN, and under Randall what we have seen at AT&T is that it has transformed itself way beyond its roots. That’s what we have been trying to do at Time Warner, to kind of bring this 21st century of content creation, you have mass appeal stuff, you have more targeted stuff, and we just think that we need to have this kind of capability with AT&T in order to really fulfill the kinds of content that we think we can make.

So whether it’s for our business people or whether it’s our creative partners, it’s about making the best stories and we think this combination is going to give us not only the kind of resources to do that, but we think it’s going to attract the best creators, the best stories, because we have so many ways we are going to be able to evolve to deliver these stories to viewers. So that’s why we both share this vision in both of our companies.

R. Stephenson	Operator, we’re ready to take questions.

Moderator	Certainly. [Operator’s instructions]. One moment for the first question.

First, we go to Matthew Garrahan at Financial Times. Please go ahead.

M. Garrahan	Good evening. My question is for Mr. Stephenson. Could you explain to us why you need to own this content to do the things that you want to do? Why you can’t keep licensing it? And wouldn’t you have to legally, wouldn’t you be obligated to share it to other providers, other platforms? Will that necessarily make it less valuable than you may have thought?

R. Stephenson	Hi, Matthew. Yes, I’d be glad to address it. I’m going to start with the second part of your question first, and that is whether we would be obligated to share the content.

Look, Time Warner has created an amazing franchise and business by distributing their content across all kinds of distributors, so we don’t envision that changing. We think that’s a big part of their value and we think it will be a big part of their value going forward.

In terms of why we think it’s better to own the content, when you’re trying to change business models like this — and we all go through these routinely — when you’re trying to do just arm-linked negotiations and then trying to change the fundamental nature of the products you’re bringing to your customers, there are always friction points in these endeavors. And as we try to think about curating content differently, and taking content and delivering it differently on the mobile device then it is delivered onto the TV, integrating social into the content that’s being delivered, doing that at arms-length negotiations is really, really hard and it is really, really slow, and it takes a lot of time. And in an industry that is iterating as fast as this one is iterating, you will fall behind.

So, Jeff and I both had this view and this vision that if you put these two together, you can begin to iterate these types of new services and innovations much faster, and get these to market much faster. And so that’s what this is about. And by the way, as we begin to iterate and develop content uniquely and differently for these new platforms, we think it probably creates an incentive for other content providers to do the same if we are successful here. And so, Jeff, you probably have some of your own views on this; you have more experience with that than I do even.

J. Bewkes	Let me add two proofs of what Randall is saying in terms of what you can do when you have it in the company, and it in no way either wants to or should disadvantage anybody else that wants to do the same thing. When we tried to launch TV Everywhere, and all of you on the call know because we’ve all had talks for the last six years about why it didn’t go faster with the distribution industry, what we did at Time Warner is we went out and announced that we were going to make all of our networks VOD and we were going to offer them to all distributors equally, so long as they made it available to people with no costs. So we had a condition: yes, you can have VOD for our networks. You sign this page, you don’t have to negotiate, you give it to every consumer provided that you don’t charge for it, you don’t have a first class and a second class section, and you give everybody VOD. And we had, if we had had the kind of tie up that we now could have with AT&T, we could have really implemented that in a way where viewers would have liked it.

Then I think every other distributor would have been able to adopt it and the whole country would have been better off, everybody would have been better off. But it took a long time, because a lot of other cable companies and a lot of other media companies did not do that; they basically kept whatever their VOD rights, even though they could have offered it, they kept it hostage to individual negotiations and step-by-step contract renewals, and that’s not the way to bring a revolution to consumers and give them more choice. So, that’s one case.

The other one, if you go back to VOD, back in the days when we had Time Warner Cable, when we launched that at HBO in the early ‘90s, why did we do it? Because we had a cable company, we had the Warner library, we had the networks; we knew the kinds of things that an operator would need to do it. And even though we launched it using those capabilities and the knowledge from having distribution inside the company, we also knew what problems had to be solved at the companies like Cox and Comcast and all the other distributors, so that everyone would find it — you can’t force companies you don’t own to do something, but you can offer something consumers like. And if consumers like it, then it gets adopted and that’s what this is about. It’s doing something that works for consumers, and AT&T has the reach and the capability to make really good advances for consumers in terms of convenience, mobility, price and package in a way that I think once everyone sees how good it is, you are going to see all kinds of other distributors following, and then you end up with a kind of revolution in television.

Moderator	Thank you. Next, we go to Roger Cheng at CNET. Please go ahead.

R. Cheng	Hi, Randall and Jeff. Question about the regulatory concerns. Is there any concern that the deal would not pass regulatory muster, thinking back the T-Mobile deal? Even Donald Trump has come out to say he would block the deal if he were president. I know Comcast and NBC, that deal passed, but there were a lot of stipulations, so I’m just curious if AT&T would offer similar concessions to get this deal done as well?

R. Stephenson	I’d start off, Roger, by saying this is not the T-Mobile deal. This is not a horizontal merger. The T-Mobile deal was a horizontal merger. The Comcast/Time Warner deal was a horizontal merger. You can kind of go through a long list of deals that have been challenged by the government, and they were horizontal mergers.

In fact, what this is, is a vertical merger in its purest sense. Time Warner is a supplier to AT&T and we are combining with a supplier. It is a classic vertical merger. And I think you are hard-pressed to find many instances in the United States where vertical merger is the only remedy for the government if they had concerns was to block them. They are typically always dealt with by remedies, concessions if you will, and conditions imposed on a combination.

That’s what we anticipate happening here, because in this particular merger, no competitor is being removed from the marketplace, there is no competitive harm that is being rendered by putting these two companies together, so any concerns by the regulators, we believe, will be adequately addressed by conditions. That’s our anticipation.

Moderator	Thank you. Next, we go to Scott Moritz with Bloomberg. Please go ahead.

S. Moritz	Thanks, guys. I hope this isn’t a precedent for future big news dumps on Saturday nights, but I assume it’s a one-time thing.

R. Stephenson	Yes, Oklahoma is playing right now, Scott. I’m missing the football game. Do you know the score?

S. Moritz	No clue. The breakup fee is significant. Obviously you guys know the risks involved on the regulatory side. Have you had — just a follow-up on Roger’s question — have you had enough discussions of comfort with DOJ to get a sense that this might go better than the T-Mobile deal?

R. Stephenson	Scott, actually, we haven’t released the deal itself. It’s not out for public domain. It will be put in an 8-K Monday morning, so it will be out there then. But to my knowledge, in fact I know they have not been released. What I would tell you is, the deal conditions surrounding regulatory approval or interlopers, it’s pretty standard. I don’t think there’s anything sensational about those conditions that warrant a lot of attention. Nobody out there Monday morning, you can evaluate, but the material adverse effects, provisions in the agreement are fairly standard for these types of deals. So, I don’t think there’s anything significant about it.

Moderator	Thank you. Our next question is from Jessica Toonkel with Reuters. Please go ahead.

J. Toonkel	I was wondering if you could provide any guidance about timing, how long you guys have been in talks. I was curious about with everything going on with Viacom and CBS, if that propelled the timeline at all?

R. Stephenson	Jeff, do you want to start? Jeff is in New York and I’m in Dallas. We are kind of doing this tag team. But, Jeff, would you like to take that?

J. Bewkes	Well, yes. To your Viacom/CBS — no. It has nothing to do with it.

Randall and I have known each other for a while through business and we periodically talk. We had a — Randall, was it late August — Randall and I were doing one of our periodic check-ins and he came to New York, as he was doing other things, and we spent several hours talking about the direction of both the distribution and mobile industry, broadband industry and our media industry. There’s a fair amount of convergence in all of those, as you all know. And as we went and talked through it, we began to discuss, first philosophically and then the more we talked about it, the more it fell into place, that there would be benefits that might be significant and might allow us to evolve the ecosystem faster in a way that both supports content creation — because we’ve all seen an explosion of content investment, quality. I think everybody knows that a lot of quality in, let’s say, video that goes on the screen, you have a lot more going on in television in relation to movies then you did 10-15 years ago. That needs to be supported, whether it’s broad appeal content or whether it’s narrower appeal content, with quality and, therefore, money.

So if you think about the benefits in creating more flexibility in consumer subscription packages, whether mobile or at home on your big screen, and more innovation in advertising so that the ads become more effective and of interest to you in one house versus someone else in a different house, those things allow the support for content investment to be shared with effective advertising, not just that the consumers have to pay for. So we think this is great for continued innovation in content, we think it’s great to support the investment in good content; we think it’s good for giving consumers both more choice and probably, in fact for sure, they will end up with lower cost burdens because more of it can be borne by advertising. But that can be a win/win, because we all like advertising messages if the thing we are seeing is relevant to us.

Think of a magazine, you don’t want a magazine that has no ads, because if you like some of the products or the ads, you want to see that, too. So I think given all of that, that’s how we got to the view that this would be really a game changer. And we are both in the business of evolving our industries faster, not slower, and we thought that we had the scale in both of our companies to really make a difference.

R. Stephenson	A very common view of the world. I’ve been part of a lot of deals over my career, and this one was unique. From the first time Jeff and I had a conversation that he was describing about where we saw our two industries going and businesses going, this thing just had what I would call gravity. It just seemed to move along on its own and began negotiating out terms very quickly, and it was just a very natural process.

J. Bewkes	Yes, I would say the same.

Moderator	And we go now to Joe Belbruno with the Hollywood Reporter. Please go ahead.

J. Belbruno	Hello, gentlemen. Thank you for my question. Can you tell me, we have some reports that Peter Chernin might become an integral part, absorbing or putting both the companies together. Can you confirm or talk about that?

R. Stephenson	I read that, too. I think it was in your magazine.

J. Belbruno	Good.

R. Stephenson	Peter, I think he’s pretty busy doing what he’s doing — making movies and running Otter Media for AT&T, so I don’t have any idea what Peter’s plans are in this regard. He is a very bright executive and he knows this industry well. I speak to him a lot, but I think Peter has got his hands full right now.

Moderator	Our next question is from Keach Hagey at Wall Street Journal. Please go ahead.

K. Hagey	Jeff, could you just talk a little bit about what your role is going to be going forward and how long?

J. Bewkes	Well, I’ll start and Randall should comment on it. We have, as we said, a good year or so for the regulatory review and so forth, so we will be doing that and working together in the appropriate way during that time. After that, I have agreed to stay on through a transition period that Randall and I will work out for some period of time. Look, we’re going to figure it out together as to how long I should be a part of that. It is probably a reasonable period of time. So, what’s the best way to describe this? We’re doing it together.

R. Stephenson	That’s a good way to describe it. When Jeff and I were talking about this deal, I made it clear to Jeff that the talent that he had assembled is a really important part of this deal and that it was going to be really critical that he help make sure that we have continuity of the team that he has built as we move forward and after this deal gets closed. And so, Jeff has agreed that to make sure that we have that in place and that we have the right people in the right seats and retain this talent that he has put together. So, I would tell you it’s open-ended, but I really value Jeff. He’s a big part of this deal, and having him a part of this transition is a really, really important to us.

J. Bewkes	I should add something. Thanks, Randall. We both agree on all that.

We both have been very focused on keeping all the Time Warner executives — business executives, creative executives — going forward for the long term. And so, I expect basically all of our creative and business executives to go on for many years, and I’m planning to do this as long as I can help the company.

Moderator	And for our final question, we go to Meg James with The Los Angeles Times. Please go ahead.

M. James	Thank you, gentlemen. Jeff, I actually have two questions. One, Jeff, was there any bittersweet moment to all of this? And also, for Randall, was there any competitive pressure? Were there any other companies out there — Google, or Apple, or Amazon — sort of kicking the tires of Time Warner?

J. Bewkes	I guess if you started with me, look, just as AT&T has a long history, we have had a long history, but the Time Warner company, you have all covered it, has gone through many combinations, many of them historic. The first one was Time & Warner, and then we added Turner, then we did have a misstep, of course, with the AOL one. I think we are kind of used to doing things and we feel very positive about this. All of our executives feel positive about this.

So, no, I don’t think there’s bitter — I think there is a lot of excitement at our company, because we’re looking at a media landscape that has tremendous opportunity, but we also see that we need to add capabilities of the sort that AT&T is a leader in the world at providing. So we think what this is going to do is supercharge our creative abilities. We think it’s going to allow us to experiment more. We think it gives us more financial heft. We think it gives us, because of the innovation we believe we can come up with, it will attract more cutting-edge projects and talent, so we are full steam ahead.

R. Stephenson	Concerning the competitive pressure, I don’t know who else might have been interested. From the first time Jeff and I met and discussed this, he made it really clear to me that he wasn’t selling his company, it wasn’t up for sale. But as we talked about it, that this might be unique enough, that it was worthy of investigating, whether putting the two together would create something different and something unique that it would allow us to go faster for our customers and create something truly, truly unique. And so I think — Jeff, you can express whether there’s anybody else interested, but from my perspective that was not what drove this.

J. Bewkes	No, no. We think this is a good, this is a fairly unique company that we’re putting together here. So, no, we don’t have any activity like that and we think this is where we are all going to be.

Moderator	And there are no further questions. Please continue.

L. Solomon	Operator, I think that’s it. If there are no more questions, we appreciate everybody joining us this evening. Thank you.

Moderator	Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Teleconference. You may now disconnect.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T’s and Time Warner’s filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger. STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation

AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.